SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 1

DuPont de Nemours, Inc.

(Name of Subject Company (Issuer))

DuPont de Nemours, Inc.

(Name of Filing Person (Offeror))

Common Stock, $0.01 par value

(Title of Class of Securities)

26614N102

(CUSIP Number of Class of Securities)

Erik T. Hoover

Senior Vice President & General Counsel

974 Centre Road, Building 730

Wilmington, Delaware 19805

(302) 774-3034

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Brandon Van Dyke	Christopher E. Austin
Skadden, Arps, Slate, Meagher & Flom LLP	Benet J. O’Reilly
One Manhattan West	Kyle A. Harris
New York, NY 10001	Cleary Gottlieb Steen &
(212) 735-3000	Hamilton LLP
One Liberty Plaza
New York, NY 10006
(212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$15,705,955,575(1)	$1,713,519.75(2)

(1)

Estimated solely for calculating the filing fee, based on the average of the high and low prices (as reported on the New York Stock Exchange on December 29, 2020) of shares of common stock, par value $0.125 per share, of International Flavors & Fragrances Inc. (“IFF”) into which shares of common stock, par value $0.01 per share, of Nutrition & Biosciences, Inc. being offered in exchange for shares of common stock, par value $0.01 per share, of DuPont De Nemours, Inc., will be converted, and paid in connection with IFF’s Registration Statement on Form S-4 and Form S-1, which was initially filed on May 7, 2020 (Registration No. 333-238072) (the “IFF Form S-4/S-1”), calculated as set forth therein, relating to the transactions described in this Schedule TO.

(2)	The amount of the filing fee has been calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, in connection with the IFF Form S-4/S-1, as set forth therein.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,352,247.57	Filing Party: International Flavors & Fragrances Inc.

Form or Registration No.: Form S-4 (Registration No. 333-238072)	Date Filed: May 7, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 amends and supplements the Issuer Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by DuPont de Nemours, Inc. (“DuPont”) with the Securities and Exchange Commission (the “SEC”) on December 31, 2020.

This Schedule TO relates to the offer by DuPont to exchange all shares of common stock, par value $0.01 per share (“N&B common stock”), of Nutrition & Biosciences, Inc. (“N&B”) for shares of common stock, par value $0.01 per share (“DuPont common stock”), of DuPont, upon the terms and subject to the conditions set forth in the Prospectus dated December 31, 2020 (the “Prospectus”), the Letter of Transmittal and the Exchange and Transmittal Information Booklet, copies of which are attached hereto as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Exchange Offer”). Following the consummation of the Exchange Offer, the remaining shares, if any, of N&B common stock will be distributed in a clean-up spin-off on a pro rata basis to DuPont stockholders as of the applicable record date (“Clean-Up Spin-Off”) as described in the Prospectus. Immediately following the Exchange Offer and the Clean-Up Spin-Off, Neptune Merger Sub I Inc., a Delaware corporation and wholly owned subsidiary of IFF (“Merger Sub”), will be merged with and into N&B, whereby the separate corporate existence of Merger Sub will cease and N&B will continue as the surviving corporation and a wholly owned subsidiary of IFF (the “Merger”). In the Merger, each outstanding share of N&B common stock (except for shares of N&B common stock held by N&B as treasury stock or by DuPont, which will be automatically cancelled) will be automatically converted into the right to receive shares of common stock, par value $0.125 per share, of IFF (“IFF common stock”), upon the terms and subject to the conditions set forth in the Prospectus.

In connection with the Exchange Offer, N&B has filed with the Securities and Exchange Commission (the “SEC”), under the Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form S-4 and Form S-1 (Registration No. 333-238089) (as amended, the “Registration Statement”) to register the shares of N&B common stock offered in exchange for shares of DuPont common stock tendered in the Exchange Offer and to be distributed in the Clean Up Spin-Off to the extent that the Exchange Offer is not fully subscribed. IFF has filed under the Securities Act a registration statement on Form S-4 (Registration No. 333-238072) to register the shares of IFF common stock into which shares of N&B common stock will be converted in the Merger.

This Amendment No. 1 shall be read together with the Schedule TO. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO.

Items 1, 4, 6 and 11.

Items 1, 4, 6 and 11 of the Schedule TO are hereby amended and supplemented by adding the following text:

On January 11, 2021, IFF filed a current report on Form 8-K providing that IFF has elected Kathryn J. Boor, Edward D. Breen, Carol A. Davidson, Ilene Gordon, Matthias Heinzel and Kare Schultz to the Board of Directors (the “Board”) of IFF effective as of the closing (the “Closing”) of the Merger. These individuals, some of whom were previously discussed in the Prospectus, will constitute the DuPont director designees for the combined company, pursuant to the Merger Agreement. IFF further announced that the Board also appointed Mr. Davidson to the Audit Committee of the Board, Ms. Gordon to the Compensation Committee of the Board, and Mr. Breen and Mr. Schultz to the Nominating and Governance Committee of the Board, in each case with effect upon the Closing, and that the Board accepted the resignations of Marcello V. Bottoli, David R. Epstein, Katherine M. Hudson and Dr. Li-Huei Tsai from the Board with effect upon the Closing. Based on the foregoing, at the Closing, the Board will consist of 13 members, comprising the DuPont director designees and those remaining members of the Board who have not resigned. More information on the Board following the Closing can be found in the Prospectus, including on page 260 thereof. IFF also announced that Dr. Boor, Mr. Breen, Mr. Davidson, Ms. Gordon, Mr. Heinzel and Mr. Schultz will participate in the non-employee director compensation arrangements described in IFF’s 2020 Proxy Statement.

With respect to those DuPont designees not previously described in the Prospectus:

Ms. Gordon, 67, is the retired Chairman, President and Chief Executive Officer of Ingredion Incorporated since August 2018. Ms. Gordon previously served as Executive Chairman of the Board of Ingredion Incorporated from January 2018 to July 2018, and Chairman of the Board, President and Chief Executive Officer from May 2009 to December 2017. Ms. Gordon has served as a member of the Board of Directors of International Paper Company since 2012 and Lockheed Martin Corporation since 2016. Ms. Gordon was President and Chief Executive Officer of Rio Tinto’s Alcan Packaging, a multinational business unit engaged in the production of flexible and specialty packaging, from 2007 to 2009 and held various senior management positions of increasing responsibility at its affiliate and predecessor companies from 1999 to 2007. Ms. Gordon also serves as vice chair of The Conference Board.

Dr. Boor, 62, is the Dean of the Graduate School and Vice Provost for Graduate Education at Cornell University. Prior to her appointment to her current role on October 1, 2020, Dr. Boor served as the Ronald P. Lynch Dean of the College of Agriculture and Life Sciences at Cornell University since 2010. Dr. Boor has served as a member of the Board of Directors of Seneca Foods Corporation since January 2019. Dr. Boor also serves on various other boards and councils including the US-Israel Binational Agricultural Research and Development Fund, the Foundation for Food and Agriculture Research, the International Life Sciences Institute, and the Boyce Thompson Institute. Dr. Boor earned a B.S. in Food Science from Cornell University, an M.S. in Food Science from the University of Wisconsin and a Ph.D. in Microbiology from the University of California, Davis.

Mr. Schultz, 59, has served as President and CEO of Teva Pharmaceutical Industries Ltd. and as a member of its Board of Directors since November 1, 2017. From May 2015 to October 2017, Mr. Schultz served as President and Chief Executive Officer of H. Lundbeck A/S. Prior to that, Mr. Schultz worked for nearly three decades at Novo Nordisk, where he served in a number of leadership roles, including Chief Operating Officer, Vice President of Product Supply and Director of Product Planning and Customer Services in the Diabetes Care Division. Mr. Schultz has also held positions at McKinsey and Anderson Consulting. From 2007 to 2020, he served as a member of the Board of Directors of LEGO A/S. From 2010 to 2017, he served as Chairman of the Board of Directors of Royal Unibrew A/S and during 2017 he served on the Board of Directors of Bitten og Mads Clausens Fond, the holding vehicle for Danfoss A/S. Mr. Schultz received a master’s degree in economics from the University of Copenhagen.

Item 8. Interest in Securities of the Subject Company.

Item 8(a) of the Schedule TO is hereby amended and supplemented as follows:

(a) Securities Ownership. The following table sets forth all shares of DuPont common stock beneficially owned, as of December 31, 2020, by each director and executive officer of DuPont, as well as all directors and all executive officers of DuPont as a group. All amounts are rounded to the nearest whole share.

Name	Current Shares Beneficially Owned(a)	Rights to Acquire Beneficial Ownership of Shares(b)	Total	Percent of Shares Beneficially Owned(c)
Amy G. Brady	50	5,065	5,115	*
Edward D. Breen	143,790	624,603	768,393	*
Ruby R. Chandy	0	6,756	6,756	*
Franklin K. Clyburn, Jr.	0	5,805	5,805	*
Terrence R. Curtin	0	8,028	8,028	*
Alexander M. Cutler	2,137	41,113	43,250	*
Jeanmarie F. Desmond	3,507	39,741	43,248	*
C. Marc Doyle	0	134,004	134,004	*
Eleuthère I. du Pont	910	21,910	22,820	*
Rajiv L. Gupta	12,302	6,567	18,869	*
Matthias Heinzel	22,598	53,007	75,605	*
Luther C. Kissam	0	6,756	6,756	*
Rose Lee	17,904	73,383	91,287	*
Frederick M. Lowery	0	8,920	8,920	*
Raymond J. Milchovich	5,785	5,805	11,590	*
Raj Ratnakar	5,543	46,548	52,091	*
Steven M. Sterin	0	7,117	7,117	*
Howard I. Ungerleider(d)	52,328	59,652	111,980	*
All Directors and Executive Officers as a Group (21 persons)	246,950	1,120,407	1,367,357	*

(a)

Except as otherwise noted and for shares held by a spouse and other members of the person’s immediate family who share a household with the named person, the named persons have or share voting and investment power over the indicated number of shares. This column also includes all shares held in a trust over which the person has or shares voting or investment power and shares, or shares held in trust for the benefit of the named party in The Dow Chemical Company Employees’ Savings Plan or the DuPont Retirement Savings Plan. Beneficial ownership of some or all of the shares listed may be disclaimed.

(b)

This column includes any shares that the person could acquire through March 1, 2021, by (1) exercise of an option granted by Historical Dow or Historical EID; or (2) performance shares granted by Historical Dow or Historical EID to be delivered prior to March 1, 2021.

(c)	The percentage of shares beneficially owned is calculated based on the number of shares of common stock outstanding as of December 31, 2020.
(d)	As of March 31, 2020.
*	Less than 1% of the total shares of DuPont common stock outstanding.

Item 12. Exhibits.

Item 12 of the Schedule TO is amended and supplemented by adding the following exhibits thereto:

Exhibit No.	Description

(a)(5)(iii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on December 31, 2020, incorporated by reference to DuPont’s Form 425 filed on January 4, 2021

(a)(5)(iv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on January 4, 2021, incorporated by reference to DuPont’s Form 425 filed on January 5, 2021

(a)(5)(v)	Text of the website that is being maintained in connection with the Exchange Offer, updated on January 5, 2020, incorporated by reference to DuPont’s Form 425 filed on January 6, 2021

(a)(5)(vi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on January 6, 2020, incorporated by reference to DuPont’s Form 425 filed on January 7, 2021

(a)(5)(vii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on January 7, 2020, incorporated by reference to DuPont’s Form 425 filed on January 8, 2021

(a)(5)(viii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on January 8, 2020, incorporated by reference to DuPont’s Form 425 filed on January 11, 2021

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DUPONT DE NEMOURS, INC.

By:	/s/ Lori D. Koch
Name: Lori D. Koch
Title: Executive Vice President and Chief Financial Officer

Dated: January 11, 2021